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November 22, 2010

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN: Document Control - EDGAR

RE: Request for Withdrawal of Exemptive Application filed by RiverSource Life Insurance Company et al pursuant to Section 6(c) of the Investment Company Act of 1940

     File No. 812-13832 (SEC Accession Number: 0000950123-10-092248)

Dear Commissioners:

On Oct. 8, 2010 RiverSource Life Insurance Company, RiverSource Variable Annuity Account, RiverSource Life Insurance Co. of New York, RiverSource of New York Variable Annuity Account 2 and RiverSource Distributors, Inc. ("Applicants") filed an application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, exempting proposed transactions from the provisions of Sections 2(a)(32), 22(c) and27(i)(2)(A) of the Act, and Rule 22c-1. The Application was assigned File No. 812-13832. At this time the Applicants have elected not to offer the Contracts for sale. Therefore, On behalf of the Applicants, we hereby respectfully request that the Application be withdrawn and that the Commission take no further action with respect thereto.

Thank you for your attention in this matter. Any questions regarding this request should be directed to me at 612 / 671-2237.

Very truly yours,


/s/ Rodney J. Vessels
--------------------------------------------
Rodney J. Vessels
Assistant General Counsel and
   Assistant Secretary
RiverSource Life Insurance Company
RiverSource life Insurance Co. of New York